Exhibit 99.1

Scorpio Tankers Inc. Announces Redemption of Nordic Bonds and a New Credit Facility
MONACO, July 1, 2026 (GLOBE NEWSWIRE) — Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio Tankers,” or the “Company”) announced today that it has issued a redemption notice for its 7.5% Senior Unsecured Notes due 2030 and received a commitment for a new credit facility.
Redemption of 7.5% Senior Unsecured Notes
The Company has issued a redemption notice to redeem its outstanding 7.5% Senior Unsecured Notes (the “Notes”). The Notes have an aggregate principal amount outstanding of $200 million, bear a coupon rate of 7.5% and were originally scheduled to mature in January 2030. The Notes are expected to be redeemed on July 17, 2026 at a make-whole price of 106.4 to par plus accrued but unpaid interest.
New Credit Facility
The Company has received a commitment from Standard Chartered Bank and DekaBank Deutsche Girozentrale for a credit facility of up to $90 million (the “Credit Facility”). The Credit Facility will be used to finance a portion of the purchase price of four scrubber-fitted MR newbuilding product tankers, which are currently under construction at Jingjiang Nanyang Shipbuilding Co., Ltd. in China with expected deliveries in 2026 and 2027. The Credit Facility has a final maturity of seven years from the delivery date of each vessel and bears interest at SOFR plus a margin of 1.20% per annum.
The terms and conditions of the Credit Facility, including financial covenants, are similar to those set forth in the Company’s existing credit facilities. The Credit Facility is subject to customary conditions precedent, and the execution of definitive documentation, and is expected to close within the third quarter of 2026.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 79 product tankers (29 LR2 tankers, 36 MR tankers and 14 Handymax tankers) with an average age of 10.2 years. The Company has reached agreements to sell one MR product tanker and four LR2 product tankers, which are expected to close in the third quarter of 2026. The Company has also reached agreements or letters of intent for six MR newbuildings that are currently under construction with deliveries expected in 2026, 2027 and 2030, four LR2 newbuildings with deliveries expected in 2027 and 2029 and two VLCC newbuildings with deliveries expected in 2028. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, the impact of the current and future sanctions that may impact the transportation of petroleum products, potential liability from pending or future litigation, general domestic and international political conditions, which have and may continue to disrupt certain global shipping routes, vessel breakdowns and instances of off‐hires, and other factors. Please see the Company’s filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.
Contact Information
Scorpio Tankers Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 203-900-0559
Email: investor.relations@scorpiotankers.com